FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 9, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Update on the law suit regarding the 2008 shareholders’ resolutions

Budapest – December 9, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider informs its shareholders about a recent development in the law suit regarding the shareholders resolutions of April 25, 2008, and its relating position, as follows:

In the law suit filed by two minority shareholders on May 23, 2008, the first instance decision dated May 13, 2009 rendering the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective becomes final and enforceable, as the request for acceptance of the late appeal filed by the law firm representing Magyar Telekom was rejected by the second instance Court in its order dated November 2, 2009 and received by Magyar Telekom on December 8, 2009. As previously disclosed, we will address the ruling by passing confirmatory shareholders’ resolutions with respect to the resolutions in question.

As also disclosed previously, the above mentioned first instance ruling renders the shareholders’ resolutions in question (including the resolution on dividend) ineffective from July 7, 2009. As a result, the dividend for year 2007 paid by July 6, 2009 continue to qualify as dividend, and the ruling does not result in any obligation of, nor requires any action by, the shareholders.

We cannot fully exclude that Magyar Telekom will be required to take other time-consuming and/or expensive corrective actions. Also, we cannot exclude that the matter would have other unforeseen detrimental effects on Magyar Telekom.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: December 9, 2009